Contact

www.linkedin.com/in/paul-greenhagen-ps-ab867618 (LinkedIn)
www.westwoodps.com (Company)

Top Skills

Construction Management
Surveying
Management

Certifications

Professional Land Surveyor

Paul Greenhagen, PS

Board of Directors, Former CEO at Westwood Professional Services
Eden Prairie, Minnesota, United States

Summary

During his 37 years at Westwood, Paul has held multiple leadership positions and led the firm’s diversification into renewables, power, and public infrastructure. Paul was appointed CEO in 2010, taking the firm through significant evolution, national expansion, and sixteen-fold growth. During his tenure as CEO, Westwood grew from just over 100 employees to more than 1,600 and he led the firm through 12 acquisitions. Paul retired as Westwood’s CEO in October 2023 and continues to serve on its Board of Directors where he advises on M&A strategy.

Experience

Westwood Professional Services

39 years 9 months

Board of Directors, Former CEO
October 2023 - Present (2 years 2 months)

Chief Executive Officer
January 2010 - Present (15 years 11 months)

I am fortunate to lead an award-winning surveying and engineering firm and proud to be surrounded by the talent deserving of that recognition. During my time as CEO/President, Westwood has emerged strong through difficult economic conditions. I have worked with my leadership team to strategically triple Westwood’s overall business in size and revenue through diversification of markets and services, and national expansion by acquisition. Westwood’s success and profitability is driven by alignment of our core values, based on Integrity and woven into our culture. We are committed to hiring the best people who are passionate about their work. This is how we ensure a great work environment and maximum quality services and products for our clients. Continual growth and opportunity requires a steady mode of exploration, innovation, and improvement. At Westwood, we never stop. I believe that our young professionals and aspiring leaders are the future and Westwood

will be rewarded by supporting them in their careers. In my tenure, I and the Westwood team are committed to:

• Building a strong culture
• Being led by our core values
• Client satisfaction
• Hiring and working with only the best talent
• Building strong teams
• Enabling and empowering staff to succeed professionally and personally
• Safety and quality on every job
• Balancing the business through sustainable and scalable growth

Vice President Energy Development

January 2007 - January 2010 (3 years 1 month)

Led the Energy Division; Drove the expansion of key energy markets and core services into new markets and geographic locations, outperforming market revenues company-wide; instrumental in positioning Westwood as an emerging leader in professional services for wind, solar, power delivery, and pipeline development.

Director Wind Energy

January 2005 - January 2007 (2 years 1 month)

Drove the development of Westwood's wind business with professional surveying services; entered the market ahead of the curve; instrumental in setting the standards for surveying services to support growth in the industry; led the efforts to expand into additional services in response to increasing demands of the market.

Survey Field Manager/ Director of Survey

March 1986 - 2005 (19 years)

Joined Westwood's land surveying team in 1986 as a field crew leader; eventually managed and led the team to grow to 90 staff and 30 survey crews on the philosophy that no project is too complex and the clients' needs guide service and deliverables.

Education

St.Paul College

Associate Degree, Survey and Civil Design